UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

GENZYME CORPORATION

(Name of Subject Company (Issuer))

GC MERGER CORP.

SANOFI-AVENTIS

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

372917104

(CUSIP Number of Class of Securities)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,351,638,353	$1,308,472

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 254,839,847 (the number of shares of common stock of the subject company (“Shares”) issued and outstanding as of July 31, 2010) and (y) $69.00 (the per Share offer price); and (ii) the product of (x) 37,230,306 (the number of Shares issuable upon exercise of outstanding options, warrants and rights as of December 31, 2009) and (y) $20.62 (the difference between the $69.00 per Share offer price and $48.38, the weighted-average exercise price of such options, warrants and rights). The number of outstanding Shares is reported in the subject company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, and the number and weighted-average exercise price of the subject company’s options, warrants and rights is reported in the subject company’s Definitive Proxy Statement filed April 26, 2010.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,308,472	Filing Party: Sanofi-Aventis
Form of Registration No.: Schedule TO	Date Filed: October 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and is filed by (i) GC Merger Corp., a Massachusetts corporation (the “Purchaser”), and a wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Parent”) and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), at a purchase price of $69.00 per Share net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) contains important information about the Offer, all of which should be read carefully by Genzyme shareholders before any decision is made with respect to the Offer.

Documentation relating to the Offer has been mailed to Genzyme shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 to 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The Purchaser shall make all determinations regarding the matters referred to in the Chapter 110F Condition in its reasonable discretion.

(2) In the “Summary Term Sheet” of the Offer to Purchase, the paragraph under the question “Do you have financial resources to make payment?”, is hereby amended by deleting the phrase “and/or other available committed credit facilities and/or the issuance of debt securities in various debt capital markets,” from the final sentence of that paragraph, and replacing it with the phrase “and/or the issuance of commercial paper in the U.S. or France under existing programs,”.

(3) In the “Summary Term Sheet” of the Offer to Purchase, the paragraph under the question “What does Genzyme’s Board of Directors think of the Offer?” is hereby amended and restated in its entirety to read as follows:

“The Board of Directors of Genzyme rejected earlier proposals by Sanofi-Aventis to acquire all outstanding Shares for $69.00 per Share in cash and declined to engage in meaningful discussions regarding our proposal and interest in a transaction. On October 7, 2010, Genzyme issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in connection with the Offer, announcing its Board of Directors’ recommendation that the shareholders of Genzyme reject the Offer and not tender Shares in the Offer. See Section 10 – “Background of the Offer; Past Contacts or Negotiations with Genzyme.”

(4) The “Introduction” of the Offer to Purchase is hereby amended by striking the third sentence in the second to last paragraph of the section and replacing it with the following:

“The price per Share that may be paid for any Shares so acquired will be at least equal to that paid in the Offer.”

(5) Section 2 (“Acceptance for Payment and Payment for Shares”) of the Offer to Purchase is hereby amended by replacing the phrase “as promptly as practicable” with the word “promptly” in the last sentence of the section.

(6) The sub-section captioned “Determination of Validity” in Section 3 (“Procedures for Accepting the Offer and Tendering Shares”) of the Offer to Purchase is hereby amended by striking the phrase “in our sole discretion, which determination shall be final and binding on all parties” from the first sentence of the paragraph and by deleting the last sentence of the paragraph and replacing it with the following:

“Subject to any applicable legal requirements, any determination by us concerning any condition or event relating to this Offer, including the interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto), may be challenged by Genzyme shareholders in a court of competent jurisdiction. A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.”

(7) Section 4 (“Withdrawal Rights”) of the Offer to Purchase is hereby amended by deleting the first sentence of the last paragraph of the section and replacing it with the following:

“We will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Subject to any applicable legal requirements, any such determination by us may be challenged by Genzyme shareholders in a court of competent jurisdiction. A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.”

(8) Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended by deleting the second paragraph of the section and replacing it with the following:

“Parent has executed a Facilities Agreement (the “Facilities Agreement”) with J.P. Morgan plc, Société Générale Corporate & Investment Banking and BNP Paribas as mandated lead arrangers (the “Initial Mandated Lead Arrangers”) and BNP Paribas, J.P. Morgan Europe Limited and Société Générale (the “Initial Lenders”) for unsecured term loan facilities of up to US $15,000,000,000 (together, the “Acquisition Facility”):”

(9) Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended by adding the words “up to” after the words “for a period of” in the last full paragraph on page 12.

(10) Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended: by deleting the words “Initial Mandated Lead Arrangers” from the first sentence of the paragraph beginning at the bottom of page 12 and continuing to page 13 and replacing them with the words “Initial Lenders”; by deleting the parenthetical phrase “(with exclusions to the extent necessary to comply with margin lending regulations and certain other exceptions to be agreed upon)” in the third sentence of the same paragraph; and by deleting the words “The commitment of the Initial Mandated Lead Arrangers” in the fourth sentence of the same paragraph and replacing them with the words “The obligation of the Initial Lenders to lend”.

(11) Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended by deleting the first full paragraph on page 13 of the Offer to Purchase and replacing it with the following:

“Amounts to be paid for the Shares properly tendered in the Offer will be funded by the Acquisition Facility and available cash at Parent at the time of the payment for the Shares, including cash generated from the issuance of commercial paper in the U.S. or France under existing programs.”

(12) Section 10 (“Background of the Offer; Past Contacts or Negotiations with Genzyme”) of the Offer to Purchase is hereby amended by adding the following paragraph at the end of the section:

“On October 7, 2010, Genzyme issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer with the SEC, announcing its Board of Directors’ recommendation that shareholders of Genzyme reject the Offer and not tender Shares in the Offer.”

(13) Section 11 (“Purpose of the Offer; Plans for Genzyme; Statutory Requirements; Approval of the Proposed Merger; Appraisal Rights”) of the Offer to Purchase is hereby amended by deleting the second to last sentence of the third paragraph and replacing it with the following:

“The price per Share that may be paid for any Shares so acquired will be at least equal to that paid in the Offer.”

(14) The sub-section captioned “Statutory Requirements; Approval of the Proposed Merger” in Section 11 (“Purpose of the Offer; Plans for Genzyme; Statutory Requirements; Approval of the Proposed Merger; Appraisal Rights”) of the Offer to Purchase is hereby amended by deleting clause (v) at the top of page 26 of the Offer to Purchase and replacing it with the following:

“(v) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under the MBCA of a proposed transaction which: (1) constitutes one of the transactions described in clause (ii) of paragraph (3); (2) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors; and (3) is approved or not opposed by a majority of the members of the board of directors then in office, but not less than one, who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence shall be limited to: (i) a merger or consolidation of the corporation, except for a merger in respect of which, pursuant to the short-form subsidiary merger provision of the MBCA, no vote of the stockholders of the corporation is required; (ii) a sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation, other than to any direct or indirect wholly-owned subsidiary or to the corporation, having an aggregate market value equal to fifty percent or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (iii) a proposed tender or exchange offer for fifty percent or more of the outstanding voting stock of the corporation.”

(15) Section 14 (“Certain Conditions of the Offer”) of the Offer to Purchase is hereby amended by deleting the first word “The” from the last sentence of the last paragraph of the section and replacing it with the following:

“Waiver of the Minimum Condition or the Regulatory Condition is also subject to the consent of the Initial Lead Arrangers of the Acquisition Facility. To the extent permitted by the rules and regulations of the SEC which require the satisfaction or waiver of conditions prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), the”.

(16) The second paragraph under the sub-section captioned “U.S. Antitrust Compliance” in Section 15 (“Certain Matters; Regulatory Approvals”) is hereby amended and restated in its entirety to read as follows:

“Pursuant to the requirements of the HSR Act, on October 4, 2010, Parent filed a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division. The applicable waiting period under the HSR Act expired at 11:59 p.m., New York City time, on October 19, 2010, without any action having been taken by the FTC or the Antitrust Division.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended by striking the phrase “the Companies listed as Additional Borrowers thereto” from the description of Exhibit (b)(A), and by adding the following exhibit thereto:

(a)(5)(E) Press Release issued by Sanofi-Aventis on October 20, 2010.

Amendments to the Letter of Transmittal

The Letter of Transmittal is hereby amended and supplemented as follows:

(1) The paragraph beginning at the bottom of page 3 and continuing to page 4 of the Letter of Transmittal is hereby amended by deleting the phrase “in its sole discretion” from the last sentence of the paragraph.

(2) Section 9 (“Irregularities”) of the “Instructions Forming Part of the Terms and Conditions of the Offer” of the Letter of Transmittal is hereby amended by deleting the first sentence of the section and replacing it with the following:

“All questions as to purchase price, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser. Subject to any applicable legal requirements, any such determination by the Purchaser may be challenged by Genzyme shareholders in a court of competent jurisdiction. A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.”

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

By:	/S/ ALEXANDRE LEMOALLE
Name:	Alexandre Lemoalle
Title:	Authorized Signatory

GC MERGER CORP.

By:	/S/ KAREN LINEHAN
Name:	Karen Linehan
Title:	Authorized Signatory

Date: October 20, 2010

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 4, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on October 4, 2010 in The Wall Street Journal.*

(a)(5)(A)	Press Release issued by Sanofi-Aventis on October 4, 2010.*

(a)(5)(B)	English Translation of Excerpts from Offer to Purchase published in France by Sanofi-Aventis on October 4, 2010.*

(a)(5)(C)	Investor Presentation by Sanofi-Aventis dated October 4, 2010.*

(a)(5)(D)	Transcript of Investor Conference Call held by Sanofi-Aventis on October 4, 2010.*

(a)(5)(E)	Press Release issued by Sanofi-Aventis on October 20, 2010.**

(b)(A)	Facilities Agreement, dated October 2, 2010, by and among Sanofi-Aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent and the Financial Institutions included as Lenders therein.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.